UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 23, 2019

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 23, 2019

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX- MONTH PERIOD ENDED AT JUNE 30, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND JUNE 30, 2019 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX- MONTH PERIOD ENDED AT JUNE 30, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND JUNE 30, 2019 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	June 30,			December 31,	June 30,
	Note	2018	2019		Note	2018	2019

Current assets				Current liabilities
Cash and cash equivalents	8	801,140	791,747	Borrowings	12	826,474	427,883
Trade accounts receivables, net		1,007,828	1,056,859	Bonds	13	39,167	48,488
Work in progress, net		28,538	46,859	Trade accounts payable		1,079,531	1,132,989
Accounts receivable from related parties	9	34,903	43,436	Accounts payable to related parties	9	55,941	64,846
Other accounts receivable		588,451	653,996	Current income tax		25,807	38,951
Inventories, net		514,047	594,781	Other accounts payable		632,669	700,443
Prepaid expenses		10,549	16,522	Provisions	14	6,197	6,518
		2,985,456	3,204,200	Total current liabilities		2,665,786	2,420,118

Non-current assets classified as held for sale		247,798	250,233	Non-current liabilities classified as held for sale		225,828	237,724

Total current assets		3,233,254	3,454,433	Total current liabilities		2,891,614	2,657,842

Non-current assets				Non-current liabilities
Long-term trade accounts receivable, net		1,020,067	682,118	Borrowings	12	376,198	230,414
Long-term work in progress, net		32,212	-	Long-term bonds	13	897,875	882,558
Long-term accounts receivable from related parties	9	778,226	789,636	Other long-term accounts payable		574,110	452,867
Prepaid expenses		33,697	43,712	Long-term accounts payable to related parties	9	21,849	22,919
Other long-term accounts receivable		302,957	229,909	Provisions	14	103,411	114,972
Investments in associates and joint ventures	10	257,765	255,534	Derivative financial instruments		61	105
Investment property		29,133	27,998	Deferred income tax liability		75,347	77,871
Property, plant and equipment, net	11	470,554	449,213	Total non-current liabilities		2,048,851	1,781,706
Intangible assets, net	11	847,095	866,032	Total liabilities		4,940,465	4,439,548
Deferred income tax asset		425,436	421,835
Total non-current assets		4,197,142	3,765,987	Equity
				Capital	15	729,434	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		992,144	1,131,051
				Other reserves		(170,620)	(172,627)
				Retained earnings		375,417	402,457
				Equity attributable to controlling interest in the Company		2,088,360	2,394,784
				Non-controlling interest		401,571	386,088
				Total equity		2,489,931	2,780,872
Total assets		7,430,396	7,220,420	Total liabilities and equity		7,430,396	7,220,420

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2018	2019

Revenues from construction activities		993,952	927,841
Revenues from services provided		409,024	482,089
Revenue from real estate and sale of goods		286,269	219,052
		1,689,245	1,628,982

Cost of construction activities		(1,000,414)	(859,651)
Cost of services provided		(262,028)	(374,206)
Cost of real estate and goods sold		(218,692)	(168,788)
	16	(1,481,134)	(1,402,645)
Gross profit		208,111	226,337

Administrative expenses	16	(118,667)	(94,840)
Other income and expenses		11,090	46,183
Operating profit		100,534	177,680

Financial expenses		(122,862)	(117,720)
Financial income		14,015	44,389
Share of the profit or loss in associates and joint ventures		(3,161)	(1,757)
(Loss) profit before income tax		(11,474)	102,592
Income tax	17	(11,941)	(54,804)
(Loss) profit from continuing operations		(23,415)	47,788

Profit (loss) from discontinued operations	20	16,690	(11,925)
(Loss) profit for the period		(6,725)	35,863

(Loss) profit attributable to:
Owners of the Company		(28,387)	27,040
Non-controlling interest		21,662	8,823
		(6,725)	35,863

(Loss) earnings per share attributable to owners of the
Company during the period		(0.043)	0.035
(Loss) earnings per share from continuing operations
attributable to owners of the Company during the period		(0.058)	0.057

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2018	2019

(Loss) profit for the period		(6,725)	35,863
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		2,682	-

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		175	(32)
Foreign currency translation adjustment, net of tax		10,447	(4,694)
Exchange difference from net investment in a foreign operation, net of tax		(145)	(13)
		10,477	(4,739)
Other comprehensive income for the period, net of tax		13,159	(4,739)
Total comprehensive income for the period		6,434	31,124

Comprehensive income attributable to:
Owners of the Company		(18,925)	25,033
Non-controlling interest		25,359	6,091
		6,434	31,124

Comprehensive income attributable to owners of the Company:
Continuing operations		(40,970)	36,451
Discontinued operations		22,045	(11,418)
		(18,925)	25,033

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED JUNE 30, 2018 AND 2019
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
- IFRS adoption	-	-	-	-	-	-	(52,564)	(52,564)	(979)	(53,543)
Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535
(Loss) profit for the period	-	-	-	-	-	-	(28,387)	(28,387)	21,662	(6,725)
Cash flow hedge	-	-	-	-	-	166	-	166	9	175
Adjustment for actuarial gains and losses	-	-	-	-	-	-	1,962	1,962	720	2,682
Foreign currency translation adjustment	-	-	-	-	-	7,479	-	7,479	2,968	10,447
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(145)	-	(145)	-	(145)
Comprehensive income of the period	-	-	-	-	-	7,500	(26,425)	(18,925)	25,359	6,434
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(9,585)	(9,585)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(38,845)	(38,845)
- Additional acquisition of non-controlling	-	-	-	-	(9,850)	-	-	(9,850)	(4,172)	(14,022)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(32,457)	(32,457)
Total transactions with shareholders	-	-	-	-	(9,850)	-	-	(9,850)	(85,059)	(94,909)
Balances as of June 30, 2018	660,054	660,054	132,011	29,974	871,945	(162,171)	510,178	2,041,991	405,069	2,447,060

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
Profit for the period	-	-	-	-	-	-	27,040	27,040	8,823	35,863
Cash flow hedge	-	-	-	-	-	(30)	-	(30)	(2)	(32)
Foreign currency translation adjustment	-	-	-	-	-	(1,964)	-	(1,964)	(2,730)	(4,694)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(13)	-	(13)	-	(13)
Comprehensive income of the period	-	-	-	-	-	(2,007)	27,040	25,033	6,091	31,124
Transactions with shareholders:
- Transfer to voluntary reserve	-	-	-	-	-	-	-	-	-	-
- Dividend distribution	-	-	-	-	-	-	-	-	(3,722)	(3,722)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(17,790)	(17,790)
- Capital Increase	142,484	142,484	-	-	138,907	-	-	281,391	-	281,391
- Others	-	-	-	-	-	-	-	-	(62)	(62)
Total transactions with shareholders	142,484	142,484	-	-	138,907	-	-	281,391	(21,574)	259,817
Balances as of June 30, 2019	871,918	871,918	132,011	29,974	1,131,051	(172,627)	402,457	2,394,784	386,088	2,780,872

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended June 30,
	Note	2018	2019

OPERATING ACTIVITIES
Profit before income tax		5,216	90,667
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		71,547	37,964
Amortization		52,758	49,644
Impairment of inventories		(13,923)	-
Impairment of accounts receivable and other accounts receivable		243	347
Reversal of impairment of inventories		-	(1,323)
Impairment (reversal) of property, plant and equipment		-	10,363
Impairment of intangible assets		-	3,257
Other Provisions		2,731	9,365
Financial expense,net		86,562	80,644
Foreign exchange loss (gain) on loans		17,016	(16,071)
Share of the profit and loss in associates and joint ventures		2,425	1,757
Reversal of provisions		(3,982)	(1,547)
Disposal of assets		4,596	332
Loss (profit) on sale of property, plant and equipment		3,420	(1,382)
Loss on sale from available-for-sale financial assets		1,478	-
Profit on sale of investments in subsidiaries		(41,895)	-
Loss on remeasurement of accounts receivable		22,072	(23,693)
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(154,315)	300,374
Other accounts receivable		(87,732)	6,715
Other accounts receivable from related parties		23,818	8,390
Inventories		(8,462)	(77,284)
Pre-paid expenses and other assets		(23,015)	(15,988)
Trade accounts payable		110,908	65,354
Other accounts payable		12,728	(44,254)
Other accounts payable to related parties		61,898	9,962
Other provisions		(761)	(250)
Interest payment		(74,319)	(80,472)
Payments for purchases of intangibles - Concessions		(5,726)	(9,385)
Payment of income tax		(57,099)	(35,535)
Net cash provided by operating activities		8,187	367,951

INVESTING ACTIVITIES
Sale of available-for-sale investment		197,230	-
Sale of property, plant and equipment		18,436	5,297
Sale of non-current assets held for sale		16,244	-
Interest received		13,298	15,084
Dividends received		653	332
Payment for purchase of investments properties		(84)	(35)
Payments for intangible purchase		(75,605)	(65,798)
Payments for purchase and contributions on investment in associate and joint ventures		(3,770)	-
Payments for property, plant and equipment purchase		(31,543)	(27,359)
Net cash provided by (applied to) investing activities		134,859	(72,479)

FINANCING ACTIVITIES
Loans received		527,996	247,206
Amortization of loans received		(603,219)	(787,967)
Amortization of bonds issued		(15,001)	(14,843)
Dividends paid to non-controlling interest		(9,585)	(3,721)
Cash received (return of contributions )from non-controlling shareholders		(13,456)	263,601
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(1,581)	-
Net cash applied to financing activities		(114,846)	(295,724)
Net increase (net decrease) in cash		28,200	(252)
Exchange difference		(5,968)	(9,027)
Cash and cash equivalents at the beginning of the period		626,180	801,021
Cash and cash equivalents at the end of the period	8	648,412	791,742

NON-CASH TRANSACTIONS:
Capitalization of interests		-	3,525
Acquisition of assets through finance leases		226	3,038
Accounts payable to the non-controlling interest for purchase of investments		12,441	-
Contribution in inventories		25,389	-

The accompanying notes on pages 6 to 26 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND AT JUNE 30, 2019 (UNAUDITED)

1.	GENERAL INFORMATION

Graña y Montero S.A.A. (hereinafter the Company) was incorporated in Peru on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la Republica 4675, Surquillo Lima, Peru and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of strategic advisory and leases office space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operations segments in Note 7.

These condensed interim consolidated financial statements as of June 30, 2019 were prepared and authorized for issuance by the Chief Financial Officer on July 23, 2019.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended June 30, 2019 have been prepared in accordance with IAS 34 "Interim financial reports". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2018, except for the new international financial information regulations (IFRS) effective as of January 1, 2019, which the Group is in the process of adoption.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i.	Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2018 and June 30, 2019, and, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii.	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. That has been fulfilled, managing to reduce these obligations in an important way.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if  applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
At December 31, 2018	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	-	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables	1,079,531	-	-	-	1,079,531
Accounts payables to related
parties	55,941	21,849	-	-	77,790
Other accounts payables	116,806	17,777	338,627	-	473,210
Other non-financial liabilities	-	61	-	-	61
	2,194,631	473,542	837,621	1,215,981	4,721,775

	Less than	1-2	2-5	More than
At June 30, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	418,353	214,192	-	-	632,545
Finance leases	14,027	5,334	12,062	-	31,423
Bonds	120,015	143,491	356,216	1,132,868	1,752,590
Trade accounts payables	1,132,989	-	-	-	1,132,989
Accounts payables to related
parties	64,846	22,919	-	-	87,765
Other accounts payables	243,843	2,079	336,540	-	582,462
Other non-financial liabilities	-	105	-	-	105
	1,994,073	388,120	704,818	1,132,868	4,219,879

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2018 and June 30, 2019, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	June 30,
	2018	2019
Total financial liabilities and bonds	2,139,714	1,589,343
Less: Cash and cash equivalents	(801,140)	(791,747)
Net debt )	1,338,574	797,596
Total equity	2,489,931	2,780,872
Total capital	3,828,505	3,578,468

Gearing ratio	0.35	0.22

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within (Level 1) that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest- rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2018.

6.	SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7.	SEGMENT INFORMATION

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

As of December 31, 2018 management considered not presenting the segment "IT services", due to the sale of the CAM Group in November 2018, which includes the companies CAM Chile S.A., Cam Servicios del Peru S.A. (CAM Group). In addition,Adexus S.A. was reclassified to non-current assets held for sale.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
					Infrastructure
As of December 31, 2018	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	-	801,140
Trade accounts receivables, net	583,842	54,350	78,013	226,919	598	63,038	1,068	-	1,007,828
Work in progress, net	24,962	-	-	-	-	-	3,576	-	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories, net	27,852	18,823	9,206	25,282	-	448,328	-	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	-	10,549
	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	-	-	-	-	-	-	247,798	-	247,798
Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable, net	14,455	-	33,380	966,202	-	6,030	-	-	1,020,067
Long-term work in progress, net	-	-	32,212	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	744,655	(260,430)	778,226
Prepaid expenses	-	-	28,214	5,152	840	-	-	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	-	-	-	5,604	2,213,023	(2,082,768)	257,765
Investment property	-	-	-	-	-	29,133	-	-	29,133
Property, plant and equipment, net	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets, net	160,088	183,614	466,153	749	-	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	-	620	17,127	218,201	5,963	425,436
Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142
Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	209,492	-	826,474
Bonds	-	-	25,745	13,422	-	-	-	-	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	-	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	-	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	-	632,669
Provisions	521	5,412	-	-	-	264	-	-	6,197
Non-current liabilities classified as held for sale	-	-	-	-	-	-	225,828	-	225,828
Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	-	-	10,684	268,478	-	376,198
Long-term bonds	-	-	299,637	598,238	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	154,756	1,656	26,470	2,605	-	574,110
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,445	-	183,826	(276,676)	21,849
Provisions	32,122	20,234	-	-	-	-	51,055	-	103,411
Derivative financial instruments	-	61	-	-	-	-	-	-	61
Deferred income tax liability	5,564	24,541	7,010	37,178	-	-	1,054	-	75,347
Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851
Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465
Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	-	278,711	13,073	(108,564)	401,571
Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segments financial position
Segment reporting
					Infrastructure
As of June 30, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	293,872	27,248	106,969	242,191	6,641	95,176	19,650	-	791,747
Financial asset at fair value through profit or loss	-	-	-	-	-	-	-	-	-
Trade accounts receivables, net	691,152	62,220	91,596	151,736	600	58,512	1,043	-	1,056,859
Work in progress, net	43,889	-	-	-	-	-	2,970	-	46,859
Accounts receivable from related parties	214,741	550	50,189	1,612	21	62,632	219,128	(505,437)	43,436
Other accounts receivable	441,525	42,297	34,037	57,777	195	38,832	39,331	2	653,996
Inventories, net	66,400	20,992	8,551	33,151	-	481,240	-	(15,553)	594,781
Prepaid expenses	5,732	2,318	2,966	5,111	253	13	129	-	16,522
	1,757,311	155,625	294,308	491,578	7,710	736,405	282,251	(520,988)	3,204,200
Non-current assets classified as held for sale	843	-	-	-	-	-	249,390	-	250,233
Total current assets	1,758,154	155,625	294,308	491,578	7,710	736,405	531,641	(520,988)	3,454,433

Long-term trade accounts receivable, net	-	-	58,537	619,808	-	3,773	-	-	682,118
Long-term work in progress, net	-	-	-	-	-	-	-	-	-
Long-term accounts receivable from related parties	256,371	-	39,683	-	10,044	-	714,261	(230,723)	789,636
Prepaid expenses	-	17	41,096	2,295	814	-	-	(510)	43,712
Other long-term accounts receivable	64,917	62,102	6,105	-	7,346	30,953	58,486	-	229,909
Investments in associates and joint ventures	110,470	7,970	-	-	-	5,604	2,176,288	(2,044,798)	255,534
Investment property	-	-	-	-	-	27,998	-	-	27,998
Property, plant and equipment, net	195,500	175,263	12,505	853	157	9,539	56,555	(1,159)	449,213
Intangible assets, net	155,765	225,497	450,396	833	-	1,085	23,865	8,591	866,032
Deferred income tax asset	173,233	5,652	11,393	-	724	19,038	205,163	6,632	421,835
Total non-current assets	956,256	476,501	619,715	623,789	19,085	97,990	3,234,618	(2,261,967)	3,765,987
Total assets	2,714,410	632,126	914,023	1,115,367	26,795	834,395	3,766,259	(2,782,955)	7,220,420

Liabilities.-
Borrowings	260,004	23,639	1,108	-	-	140,570	2,562	-	427,883
Bonds	-	-	32,944	15,544	-	-	-	-	48,488
Trade accounts payable	858,344	82,791	45,141	83,559	131	32,832	30,191	-	1,132,989
Accounts payable to related parties	310,888	1,335	76,237	52,700	-	34,193	92,964	(503,471)	64,846
Current income tax	29,505	1,955	2,650	4,354	216	-	271	-	38,951
Other accounts payable	401,137	17,315	63,735	33,350	737	146,244	37,923	2	700,443
Provisions	578	5,703	-	-	-	237	-	-	6,518
Non-current liabilities classified as held for sale	-	-	-	-	-	-	237,724	-	237,724
Total current liabilities	1,860,456	132,738	221,815	189,507	1,084	354,076	401,635	(503,469)	2,657,842

Borrowings	8,224	75,166	108	-	-	7,749	139,167	-	230,414
Long-term bonds	-	-	283,226	599,332	-	-	-	-	882,558
Other long-term accounts payable	399,240	-	22,654	308	1,730	25,597	3,338	-	452,867
Long-term accounts payable to related parties	15,772	-	836	31,799	23,784	-	183,417	(232,689)	22,919
Provisions	40,753	20,444	-	-	-	-	53,775	-	114,972
Derivative financial instruments	-	105	-	-	-	-	-	-	105
Deferred income tax liability	4,273	30,698	3,076	38,842	-	-	982	-	77,871
Total non-current liabilities	468,262	126,413	309,900	670,281	25,514	33,346	380,679	(232,689)	1,781,706
Total liabilities	2,328,718	259,151	531,715	859,788	26,598	387,422	782,314	(736,158)	4,439,548
Equity attributable to controlling interest in the Company	314,775	347,646	315,579	191,684	197	187,774	2,977,148	(1,940,019)	2,394,784
Non-controlling interest	70,917	25,329	66,729	63,895	-	259,199	6,797	(106,778)	386,088
Total liabilities and equity	2,714,410	632,126	914,023	1,115,367	26,795	834,395	3,766,259	(2,782,955)	7,220,420

Operating segment performance
Segment Reporting
					Infrastructure
For the six-month period ended June 30, 2018 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	920,117	269,314	304,879	304,965	1,598	143,559	43,219	(298,406)	1,689,245
Gross profit (loss)	34,849	61,750	50,068	53,173	209	25,059	(6,426)	(10,571)	208,111
Administrative expenses	(64,565)	(9,824)	(15,221)	(5,361)	(118)	(9,147)	(33,272)	18,841	(118,667)
Other income and expenses, net	8,920	(15)	2	2	-	(1,118)	628	2,671	11,090
Operating profit (loss)	(20,796)	51,911	34,849	47,814	91	14,794	(39,070)	10,941	100,534
Financial expenses	(34,447)	(7,366)	(13,801)	(3,719)	-	(11,146)	(63,430)	11,047	(122,862)
Financial income	6,331	337	2,004	11,091	30	2,844	14,610	(23,232)	14,015
Dividends	-	-	-	-	-	-	2,196	(2,196)	-
Share of profit or loss in associates
and joint ventures	(4,522)	709	-	-	-	-	35,875	(35,223)	(3,161)
(Loss) profit before income tax	(53,434)	45,591	23,052	55,186	121	6,492	(49,819)	(38,663)	(11,474)
Income tax	3,772	(13,564)	(7,203)	(16,788)	(177)	(1,837)	23,046	810	(11,941)
(Loss) profit from continuing operations	(49,662)	32,027	15,849	38,398	(56)	4,655	(26,773)	(37,853)	(23,415)
Loss from discontinuing operations	44,096	-	-	-	-	-	(27,786)	380	16,690
(Loss) profit for the period	(5,566)	32,027	15,849	38,398	(56)	4,655	(54,559)	(37,473)	(6,725)

(Loss) profit from attributable to:
Owners of the Company	(7,582)	29,496	13,149	28,799	(56)	(2,978)	(50,071)	(39,144)	(28,387)
Non-controlling interest	2,016	2,531	2,700	9,599	-	7,633	(4,488)	1,671	21,662
	(5,566)	32,027	15,849	38,398	(56)	4,655	(54,559)	(37,473)	(6,725)

Operating segment performance
Segment Reporting
					Infrastructure
For the six-month period ended June 30, 2019 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	1,050,498	274,222	315,137	202,958	1,782	65,820	44,565	(326,000)	1,628,982
Gross profit (loss)	103,187	57,749	46,323	37,459	393	8,883	(1,985)	(25,672)	226,337
Administrative expenses	(66,993)	(12,322)	(15,150)	(7,317)	(258)	(11,008)	(13,908)	32,116	(94,840)
Other income and expenses, net	5,216	226	(16,911)	(1)	-	(144)	56,917	880	46,183
Gain from sale of investments	-	-	-	-	-	-	-	-	-
Operating profit (loss)	41,410	45,653	14,262	30,141	135	(2,269)	41,024	7,324	177,680
Financial expenses	(36,505)	(5,663)	(14,521)	(7,302)	(11)	(8,975)	(52,078)	7,335	(117,720)
Financial income	2,293	565	1,305	14,855	328	1,968	38,249	(15,174)	44,389
Dividends	-	-	-	-	-	-	3,904	(3,904)	-
Share of profit or loss in associates
and joint ventures	(4,063)	1,073	-	-	-	-	(1,017)	2,250	(1,757)
(Loss) profit before income tax	3,135	41,628	1,046	37,694	452	(9,276)	30,082	(2,169)	102,592
Income tax	(13,378)	(12,046)	(6,891)	(10,925)	(256)	1,845	(13,181)	28	(54,804)
(Loss) profit from continuing operations	(10,243)	29,582	(5,845)	26,769	196	(7,431)	16,901	(2,141)	47,788
Loss from discontinuing operations	-	-	-	-	-	-	(11,844)	(81)	(11,925)
(Loss) profit for the period	(10,243)	29,582	(5,845)	26,769	196	(7,431)	5,057	(2,222)	35,863

(Loss) profit from attributable to:
Owners of the Company	(10,539)	27,001	(9,235)	20,077	196	(5,709)	10,471	(5,222)	27,040
Non-controlling interest	296	2,581	3,390	6,692	-	(1,722)	(5,414)	3,000	8,823
	(10,243)	29,582	(5,845)	26,769	196	(7,431)	5,057	(2,222)	35,863

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

	At	At
	December 31,	June 30,
	2018	2019
Cash on hand	1,377	1,515
Cash in-transit	3,566	3,942
Bank accounts	647,832	654,820
Time deposits	148,365	131,470
	801,140	791,747

Reconciliation to the consolidated statement of cash flow

The above figures reconcile to the amount of cash shown in the statement of cash flows as follows:

	At	At
	December 31,	June 30,
	2018	2019

Cash and cash equivalent on Consolidated statement of
financial position	801,140	791,747
Bank overdrafts (Note 12)	(119)	(5)
Balances per Consolidated statement of cash flows	801,021	791,742

9.	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

		At June 30,
	2018	2019
Revenue from sales of goods and services:
- Associates	1,691	108
- Joint operations	15,782	20,418
	17,473	20,526

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b) Balances of transactions with related parties

		At December 31,		At June 30,
		2018		2019
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,122	-	9,007	-
Consorcio Peruano de Conservacion	6,417	-	3,101	-
Consorcio Italo Peruano	3,322	4,996	608	984
Consorcio Constructor Chavimochic	2,138	6,199	-	6,531
Consorcio GyM Conciviles	1,855	-	1,217	-
Consorcio La Gloria	1,369	1,006	1,373	1,022
Consorcio Ermitaño	781	624	877	507
Terminales del Peru	459	-	2,470	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	11,804	-	3,565
Consorcio Rio Mantaro	-	6,655	2,359	8,357
Consorcio Vial Quinua	-	1,970	-	2,049
Consorcio Huacho Pativilca	-	475	8,959	16,202
Consorcio CDEM	-	-	2,294	-
Consorcio GyM-Stracon	-	-	2,018	-
Other minors	9,215	11,323	8,111	5,704
	34,678	45,052	42,394	44,921

Other related parties
Ferrovias Argentina	-	10,242	-	15,861
Peru Piping Spools S.A.C.	225	-	1,042	-
Other minors	-	647	-	4,064
	225	10,889	1,042	19,925
Current portion	34,903	55,941	43,436	64,846

Non-current portion:
Gasoducto Sur Peruano S.A	773,927	-	787,553	-
Ferrovias Participaciones	-	21,849	-	22,919
Consorcio Constructor Chavimochic	-	-	2,083	-
Other minors	4,299	-	-	-
Non-current	778,226	21,849	789,636	22,919

Receivables and payables are mainly current and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and are related to sales of goods and services. These balances are non-interest-bearing, and during 2019 do not require a provision for impairment.

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended June 30, 2018 and 2019 is as follows:

		At June 30,
	2018	2019

Beginning balance	268,671	257,765
Contributions received	3,770	-
Dividends received	(653)	(332)
Share of the profit or loss in associates and joint ventures	(3,161)	(1,757)
Write-off of investment	-	(142)
Translation adjustments	(2,533)	-
Discontinued operations	736	-
Ending balance	266,830	255,534

11.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended June 30, 2018 and 2019, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangibles
	equipment	assets

Net cost at January 1, 2018	865,735	940,070

Additions	31,769	83,258
Subsidiary deconsolidation	(207,243)	(16,509)
Transfers, disposals and adjustments	(5,496)	1,008
Deductions for sale of assets	(21,856)	-
Depreciation, amortization	(70,389)	(52,758)

Net cost at June 30, 2018	592,520	955,069

Net cost at January 1, 2019	470,554	847,095

Additions	30,652	74,544
Transfers, disposals and adjustments (*)	(11,327)	(5,963)
Deductions for sale of assets	(3,872)	-
Depreciation, amortization	(36,794)	(49,644)

Net cost at June 30, 2019	449,213	866,032

(*) Includes impairment of property, plant and equipment amounted to S/10.7 million and intangible assets amounted to S/3.3 million, recorded in other income and expenses.

a) Property, plant and equipment

As of December 31, 2018 and June 30, 2019, additions to property, plant and equipment comprise acquisition of machinery and equipment required for Group’s operations.

Depreciation of fixed assets and investment properties for the period is broken down in the statement of income as follows:

		At June 30,
	2018	2019

Cost of services and goods (Note 16)	43,560	36,141
Administrative expenses (Note 16)	2,696	1,823
(+) Depreciation discontinued operation	25,291	-
Total depreciation related to property, plant and equipment and investment property	71,547	37,964
(-) Depreciation of investment property	(1,158)	(1,170)
Total depreciation of property, plant and equipment	70,389	36,794

b) Intangible assets

As of December 31, 2018 and June 30, 2019, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services and in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model).

Amortization of intangibles for the year is broken down in the statement of income as follows:

		At June 30,
	2018	2019

Cost of services and goods (Note 16)	46,769	46,822
Administrative expenses (Note 16)	1,299	2,822
(+) Amortization discontinued operations	4,690	-
	52,758	49,644

i) Goodwill
Management reviews the results of its businesses based on the type of economic activity carried out. Goodwill allocated to cash-generating units are:

	At	At
	December 31,	June 30,
	2018	2019

Engineering and construction	71,621	70,694
Electromechanical	20,737	20,737
IT services	930	930
	93,288	92,361

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

12.	BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2018	2019	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	5	119	5	-	-
Bank loans	1,023,481	487,663	810,188	412,724	213,293	74,939
Finance leases	33,488	28,905	13,514	12,597	19,974	16,308
Other financial entities	145,584	141,724	2,653	2,557	142,931	139,167
	1,202,672	658,297	826,474	427,883	376,198	230,414

a) Bank loans

As of December 31, 2018 and June 30, 2019, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.6% and 15.8% in 2018 and between 5.25% and 12% in 2019.

				Current			Non-current
			At	At		At	At
	Interest	Maturity	December 31,	June 30,		December 31,	June 30,
	rate	date	2018	2019		2018	2019

GyM S.A.	5.25% / 8.91%	2019	227,770	255,725	(iii)	-	-
Graña y Montero S.A.A.	Libor USD 3M + de 4.9% a 5.5%	2018 / 2019	206,836	-	(ii)	125,547	-	(i)
GyM Ferrovías S.A.	Libor USD 1M + 2%	2019	209,463	-		-	-
Viva GyM S.A.	7.00% / 12.00%	2018 / 2020	129,617	136,856		2,102	-
GMP S.A.	4.55% / 6.04%	2018 / 2020	22,587	20,143		85,644	74,939
CONCAR S.A.	15.75%	2019	13,915	-		-	-
			810,188	412,724		213,293	74,939

i) Credit Suisse Syndicated Loan

In December 2015, the Group entered into a US$200 million (equivalent to S/672 million) medium-term agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The loan term is five years, with quarterly installments starting on the 18th month. The loan bears interest at a rate of three months Libor plus 4.9% per year. The funds were used to finance the equity participation in GSP. On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

As of June 30, 2019, the outstanding balance of the loan capital was fully paid.

ii) GSP Bridge Loan

At December 31, 2016, the current balance of bank loans included US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP. On June, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/256.3 million), this amount was used to repay the GSP bridge loan. The new loan would remain until June, 2020.

As of June 30, 2019, the principal of the loan was fully paid.

iii) Financial Stability Framework Agreement

On July 31, 2017, the Company and its subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). As of June 30, 2019, and the date of this report, there was US$59.4 million (equivalent to S/195.5 million) outstanding under this agreement.

GyM S.A. requested a waiver for a change in the Financial Stability Framework Agreement, in which at least 50% of the amount of Tranche A (client invoices (facturas)) and up to 50% of the amount of Tranche B (project valuations (valorizaciones) should be presented;  the request was accepted by the lenders. As of June 30, 2019 and the date of this report, the value of client invoices and the value of project valuations is 68% and 126%, respectively, both percentages comply with the provisions of the approved dispensation.

As of June 30, 2019 and the date of this report, GyM is in compliance with the ratios established under the Financial Stability Framework Agreement.

b) Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

c) Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

		Carrying amount		Fair value
	At	At	At	At
	December 31,	June 30,	December 31,	June 30,
	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	5	119	5
Bank loans	1,023,481	487,663	1,152,885	487,612
Finance leases	33,488	28,905	38,399	27,173
Other financial entities	145,584	141,724	145,584	141,724
	1,202,672	658,297	1,336,987	656,514

As of June 30, 2019, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.6% and 8.9% (2.4% and 8.9% in 2018) and are included as Level 2 in the level of measurement.

13.	BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2018	2019	2018	2019	2018	2019

GyM Ferrovías S.A.	611,660	614,876	13,422	15,544	598,238	599,332
Norvial S.A.	325,382	316,170	25,745	32,944	299,637	283,226
	937,042	931,046	39,167	48,488	897,875	882,558

a)	GyM Ferrovías S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. made an international issue of corporate bonds under Regulation S. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of June 30, 2019, an amortization has been made up to S/73.3 million (S/67.7 million as of December 31, 2018).

As of June 30, 2019, the balance includes accrued interest payable and VAC adjustments for S/77.9 million (S/72.0 million as of December 31, 2018).

At June 30, 2018 and 2019 the account movement was as follows:

	2018	2019

Balance at January, 1	603,657	611,660
Amortization	(5,064)	(5,638)
Accrued interest	23,814	23,894
Interest paid	(14,960)	(15,040)
Balance at June, 30	607,447	614,876

As part of the structuring process of the bond, GyM Ferrovías S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovías S.A. and Line One CPAO Purchaser LLC subscribed the contract for the sale and assignment of collection rights of the "Annual Payment for Complementary Investment (Complementary PAO)" derived from the Concession Contract up to an amount equivalent to US$316 million.

On August 23, 2017, GyM Ferrovías S.A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a loan contract for Working Capital for an amount equivalent to US$80 million to partially finance the Expansion Project of the Line 1 of the Lima Metro. As of June 30, 2019, the Working Capital loan was fully paid.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At June 30, 2018 and 2019 the account movement was as follows:

	2018	2019

Balance at January, 1	343,910	325,382
Amortization	(9,937)	(9,205)
Accrued interest	11,886	11,782
Capitalized interest	1,927	1,398
Interest paid	(13,822)	(13,187)
Balance at June, 30	333,964	316,170

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

The fair value of both obligations as of June 30, 2019 amounts to S/1,042 million (as of December 31, 2018 amounts to S/1,037 million), is based on discounted cash flows using rates between 4.32% and 6.93% (between 4.09% and 5.45% as of December 31, 2018) and is within level 2 of the fair value hierarchy.

As of December 31, 2018 and June 30, 2019, the Company has complied with the covenants of both types of bonds.

14.	PROVISIONS

The movement of this item is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	contingencies	acquisitions	closure	Total

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	2,731	-	2,139	4,870
Reversals of provisions	(3,684)	(298)	-	(3,982)
Payments	(761)	-	-	(761)
Translation adjustments	(20)	35	-	15
At June 30, 2018	21,630	6,986	18,943	47,559

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	13,564	-	200	13,764
Reversals of provisions	(1,091)	(456)	-	(1,547)
Payments	(250)	-	-	(250)
Translation adjustments	(29)	(56)	-	(85)
At June 30, 2019	96,922	3,986	20,582	121,490

As of June 30, 2019, the Group registered the present value of the estimated provision of S/77.7 million (S/73.5 million as of December 31, 2018), corresponding to the legal contingency estimated by management for the Company's and Subsidiaries exposure to a possible compensation in relation to their participation as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group.

15.	CAPITAL

As of June 30, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of December 31, 2018, the capital of the Company were represented by 729,434,192 shares of a nominal value of S/1.00 each, of which 660,053,790 were registered in the Public Registries and 69,380,402 were in process of registration formalization.

At June 30, 2019, a total of 230,470,860 shares were represented in ADS, equivalent to 46,094,172 ADSs at a rate of 5 shares per ADS. As of December 31, 2018, a total of 207,931,660 shares were represented by ADS equivalent to 41,586,332 ADSs.

16.	EXPENSES BY NATURE

For the period ended June 30, 2018 and 2019, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At June 30, 2018
Salaries, wages and fringe benefits	444,201	50,682	494,883
Services provided by third-parties	455,457	42,755	498,212
Purchase of goods	340,658	-	340,658
Other management charges	158,310	20,859	179,169
Depreciation	43,560	2,696	46,256
Amortization	46,769	1,299	48,068
Taxes	5,859	376	6,235
Impairment of accounts receivable	243	-	243
Inventory recovery	(13,923)	-	(13,923)
Total report reclassified (Note 20 C)	1,481,134	118,667	1,599,801

At June 30, 2019
Salaries, wages and fringe benefits	378,778	58,403	437,181
Services provided by third-parties	500,917	19,054	519,971
Purchase of goods	246,355	-	246,355
Other management charges	190,766	12,438	203,204
Depreciation	36,141	1,823	37,964
Amortization	46,822	2,822	49,644
Taxes	4,150	300	4,450
Impairment of accounts receivable	347	-	347
Inventory recovery	(1,323)	-	(1,323)
property, plant and equipment recovery	(308)	-	(308)
Total report	1,402,645	94,840	1,497,485

As of June 30, 2019, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories for S/1.3 million (S/13.9 million as of June 30, 2018).

17.	INCOME TAX

These condensed interim consolidated financial statements for the period ended June 30, 2019, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to June 30, 2019 is 53.42% (104.06% for the period ended June 30, 2018). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2019, contingencies held by the Group are substantially the same as those existing as of December 31, 2018.

In addition the Group had performace bonds and guarantees commitments with different financial institutions securing to secure transactions for US$434.3 million and US$13.9 million, respectively (US$471.60 million and US$13.9 million, respectively, as of December 31, 2018).

19.	DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the period ended June 30, 2019, the Group has paid dividends to its non-controlling subsidiaries in the amount of S/3.7 million (S/9.6 million for the same period in 2018).

20.	DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

As part of the process of divestments of non-strategic assets initiated by the Company; CAM Servicios del Peru S.A., CAM Chile S.A. and Stracon GyM SA were sold, during the year 2018 (completed).

Additionally, at December 31, 2018, the subsidiary Adexus S.A. has been reclassified as non-current assets available for sale (planned) at December 31, 2018 and June 30, 2019.

A.	Discontinued operations

i) CAM Servicios del Peru S.A. and CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Peru S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Peru S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million) for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Peru S.A. The net gain on the sale of both subsidiaries amounted to S/31.7 million.

ii) Stracon GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in Stracon GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid. The net gain on the sale amounted to S/41.9 million.

B.	Non-current asset classified as held for sale

At December 31, 2018 and at June 30, 2019, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A., whose main activity is to provide information technology solutions mainly in Chile and Peru. Account balances are classified as assets held for sale taking into account that the Group has a sales plan defined within the next 12 months.

	At	At
	December 31,	June 30,
	2018	2019

ASSETS
Cash and cash equivalets	6,074	3,555
Accounts receivables, net	157,351	152,710
Inventories, net	3,999	2,033
Other assets, net	80,374	91,092
Total assets	247,798	249,390

LIABILITIES
Borrowings	71,810	100,476
Accounts payable	148,817	132,408
Deferred income tax liabilities	5,201	4,840
Total liabilities	225,828	237,724
Total net assets	21,970	11,666

C.	Consolidated statement of income

The Company reclassified financial results of discontinued operations, Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (completed) and Adexus S.A. (planned) for the period ended June 30, 2018 as follows:

	At June 30, 2018	Reclassification discontinued operations		At June 30, 2018
	Reported	Completed	Planned	Reclassified

Revenues	2,241,743	(417,353)	(135,145)	1,689,245
Operating costs	(2,003,595)	401,207	121,254	(1,481,134)
Gross profit (loss)	238,148	(16,146)	(13,891)	208,111

Administrative expenses	(164,618)	26,562	19,389	(118,667)
Other (expenses) income, net	6,346	1,977	2,767	11,090
Gain from the sale of investments	41,895	(41,895)	-	-
Operating profit (loss)	121,771	(29,502)	8,265	100,534

Financial expenses	(137,870)	9,288	5,720	(122,862)
Financial income	14,086	(54)	(17)	14,015
Share of the profit or loss in associates and joint ventures	(2,425)	(736)	-	(3,161)
(Loss) profit before income tax	(4,438)	(21,004)	13,968	(11,474)
Income tax	(10,878)	2,424	(3,487)	(11,941)
(Loss) profit from continuing operations	(15,316)	(18,580)	10,481	(23,415)
Profit (loss) from discontinued operations	8,591	18,580	(10,481)	16,690
Loss of the period	(6,725)			(6,725)

21.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between June 30, 2019 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.